CEMTREX, INC.

135 Fell Court

Hauppauge, NY 11788

Phone: (631) 756-9116

April 30, 2024

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Attn:	Patrick Fullem

Division of Corporation Finance

Mail Stop 7010

100 F. Street NE

Washington, D.C. 20549-7010

Re:	Cemtrex, Inc. Registration Statement on Form S-1 File No. 333-276556

Dear Mr. Fullem:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cemtrex, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 4:30 PM Eastern Time on Tuesday, April 30, 2024, or as soon thereafter as is practicable.

By:	/s/ Saagar Govil
Saagar Govil
Chief Financial Officer